Exhibit 99.1

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE August 20, 2013
NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES
CANADIAN ZINC ANNOUNCES CLOSING OF C$4 MILLION BOUGHT DEAL FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, British Columbia, August 20, 2013 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that it has closed its previously announced bought deal private placement of flow-through shares with Canaccord Genuity Corp. (“Canaccord”).

The Company issued 6,460,000 common shares, which qualify as “flow-through” shares (the “FT Shares”) of the Company for purposes of the Income Tax Act (Canada) (the “Tax Act”) at a price of C$0.62 per FT Share, raising aggregate gross proceeds of C$4,005,200 (the “Offering”).

The net proceeds of the Offering will be used to incur eligible Canadian Exploration Expenses, as defined under the Tax Act, that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2013.

The funds are intended to be used to explore and advance the Company’s projects, which include the Prairie Creek property in the Northwest Territories as well as the South Tally Pond property in Newfoundland.

As compensation, Canaccord received a cash commission of 5% of the gross proceeds raised, and the Company issued to Canaccord 387,600 non-transferrable common share purchase warrants, each of which entitles Canaccord to acquire one non flow-through common share of the Company at a price of $0.63 until February 20, 2015. All securities issued or issuable under the Offering are subject to a four month hold period expiring on December 21, 2013.

Following completion of the private placement, Canadian Zinc has 170,491,781 common shares issued and outstanding.

The FT Shares will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), as amended, or any applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S regulated under the 1933 Act, absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer of securities for sale in the United States or to U.S. persons.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek property, an advanced-staged zinc-lead-silver property, located in the Northwest Territories in Canada.

Canadian Zinc also holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, where a successful drilling program was carried out in the winter of 2013.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Risk and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2012, which was filed with the Canadian Securities Regulators on SEDAR (www.sedar.com) on March 19, 2013. The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the Company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.